Exhibit 1.01

Conflict Minerals Report

Statements in this Conflict Minerals Report, which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions identified under the “Continuous Improvement Efforts to Mitigate Risk” section of this report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other things, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F  for the year ended December 31, 2015. We caution that undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

Introduction

This is the Conflict Minerals Report for Eltek Ltd. (“Eltek” , “we” or “our”), filed with the SEC pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2014 to December 31, 2015. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Consistent with the Rule and the SEC’s April 29, 2014 statement relating to the Rule, this Conflict Minerals Report is not required to be accompanied by an independent private sector audit.

1.	Company Overview

Eltek, incorporated in 1970 under the laws of the State of Israel, manufactures, markets, and sells custom made printed circuit boards, or PCBs. Our principal customers include manufacturers of defense and aerospace, medical, industrial, telecom and networking equipment, as well as electronics contract manufacturers. Since our initial public offering in January 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: ELTK) and are presently listed on the NASDAQ Capital Market.

2.	Products Overview

We manufacture and supply technologically advanced custom made circuitry solutions for use in sophisticated and compact electronic products.  We provide specialized services and are a solution provider in the PCB business, mainly in Israel, Europe, North America, and Asia.  PCBs are platforms that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high-technology industries.  Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications, mainly flex-rigid PCBs. Our products often require the use of tin, tungsten, tantalum, and gold, which are conflict minerals.

We  determined that during the 2015 calendar year, we  manufactured and sub-contracted to manufacture products containing conflict minerals and that the use of these minerals is necessary to the functionality or production of these products.

3.	Supply Chain Overview

Our supply chain is complex. There are multiple tiers between our company and the sources of the 3TG minerals.  Accordingly, we rely on our direct suppliers to provide information on the origin of the 3TG minerals contained in components which are included in our products.

4.	Reasonable Country of Origin Inquiry (RCOI)

During the year ended December 31, 2015, we conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the necessary 3TG minerals originated in Covered Countries and found that the 3TG minerals can be found in our products and are necessary to the functionality or production of those products. Therefore, we are subject to the reporting obligations of Rule 13p-1.

Due to the breadth and complexity of our products and supply chain, it will take time for of our suppliers to verify the origin of all of the conflict minerals used in our products. Using our supply chain due diligence processes, we hope to further develop transparency into our supply chain and drive accountability within the supply chain by employing the Conflict Free Sourcing Initiative (the “CFSI”) and by continuing our outreach efforts.

The methods we used to try to determine the origin of conflict minerals in our products included:

•	sending letters to our direct suppliers asking them to complete the Conflict Minerals Reporting Template ("CMRT"),;
•	soliciting survey responses from relevant suppliers of components of our products, using the standard CMRT designed by the CFSI; and
•	reviewing responses that we received from our suppliers and following up on inconsistent, incomplete and evident inaccurate responses.

5.	Design of Our Due Diligence

Based on the findings of our RCOI, we designed our due-diligence process in conjunction with the Organisation for Economic Co-operation and Development  (“OECD”) as described in their publication “OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition,” (the “OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten.

Eltek has processes in place for the purpose of exercising due diligence in the supply chain. The design of the due diligences processes conforms substantially to the OECD Guidance as it relates to “downstream” companies. The due diligence processes have been described below under sub-headings corresponding to the five-step framework of the OECD Guidance.

6.	Due Diligence Performance

6.1	Establish Strong Company Management Systems

•	establishing a system of controls and transparency over the mineral supply chain, using the CFSI reporting template to collect information from the suppliers;
•	reviewing the Company’s Conflict Minerals Policy first adopted during 2013, which is posted on our website at http://www.nisteceltek.com/InvestorInfo/ConflictMineralsPolicy.aspx
•	establishing a team with cross functional members and senior executives from various departments, such as procurement, process engineering, IT and finance ;
•	communicating expectations to our direct suppliers concerning performance, transparency and sourcing of materials and components containing Conflict Minerals;
•	retaining relevant documentation for five years.

6.2	Identify and assess risks in the supply chain

Because of our size, the breadth and complexity of our products and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers.

We conducted a supply-chain survey with direct suppliers of materials containing Conflict Minerals using the CMRT to identify the smelters and refiners.

We compared smelters/refiners identified by the supply chain survey against the list of facilities that have received a “conflict free” validation by programs such as the CFSI.

6.3	Design and Implement a Strategy to Respond to Identified Risks

We report the findings of the supply chain risk assessment to the senior management. We contacted suppliers whose responses were identified as incomplete, inconsistent or inaccurate.

6.4	Carry out independent third-party audit of smelter/refiner’s due diligence practices

We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of the other entities in our supply chain. Therefore, our direct and/or upstream suppliers are in a better position to identify smelters and refiners within the supply chain. As a result, our due diligence efforts rely on cross-industry initiatives such as those led by the CFSI.

In our due diligence process, we utilize the CMRT designed by the CFSI.

6.5	Report Annually on Supply Chain Due Diligence

In addition to our ongoing communications with our customers who are engaged in their own RCOI and due diligence processes, we report annually on our supply chain due diligence through this and future reports on Form SD. Our reports on Form SD are publicly available on our website at http://www.nisteceltek.com/  and meet the OECD guidelines which recommend we report annually on our supply chain due diligence.

7.	Results of assessment

We have contacted suppliers, which are the direct suppliers for our products that are within the scope of the RCOI.  We received responses from 50% of such suppliers to date.

As mentioned above, we do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of the other entities in our supply chain. Accordingly, we can only provide reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals, since the information comes from direct and secondary suppliers.  Further, the information gathered from our suppliers is not obtained on a continuous, real-time basis.

Based on the information obtained pursuant to the good faith RCOI and due diligence processes described above, for the reporting period, we do not have sufficient information with respect to the conflict minerals to determine the country of origin of all of the subject minerals we use to manufacture the subject products and thus are unable to determine whether any of the subject minerals originated in the covered countries and, if so, whether the subject minerals were from recycled or scrap sources, financed conflict in the covered countries or did not finance conflict in the covered countries.

Despite our efforts to follow up with certain covered suppliers, we did not receive responses from the suppliers we approached, and the covered suppliers who responded showed varying degrees of cooperation with our inquiries. In addition, we encountered the following challenges in obtaining and analyzing the responses we received:

●	We are dependent on information received from our direct suppliers to conduct our good faith RCOI process;

●	We have suppliers with differing levels of resources and sophistication, and most of them are not themselves subject to the Rule;

●	The information our suppliers provided was sometimes incomplete and required significant follow-up;

●	We received responses at a company or divisional level, and not at a product level specific to the materials and components we use in the our products

●	Our ability to influence cooperation from certain suppliers was limited when we were multiple tiers away from the smelter in the supply chain.

As a result, we have not been able to identify all of the smelters from which our suppliers sourced the conflict minerals.

Based on the information obtained pursuant to our good faith RCOI and due diligence process, we compiled a list of known smelters and their countries of origin for the conflict Minerals originating from the smelters listed in Exhibit A attached hereto.

8.	Continuous Improvement Efforts to Mitigate Risk

We intend to undertake the following next steps to improve the due diligence process and to gather additional information which will assist us to determine whether the conflict minerals we utilize benefit armed groups contributing to human rights violations:

►	continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;
►	attempting to include in our purchase orders with relevant suppliers that stipulate responses to conflict mineral related inquires;
►	provide educational materials to our employees who are involved with conflict minerals on the supplier side of our business;
►	continue providing educational materials to our direct suppliers about our reporting obligations imposed by Form SD and the SEC regarding conflict minerals; and
►	continue to attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the CFSI.

Exhibit A
Smelters List

Metal	Smelter Name	Smelter Country
Gold	Metalor Technologies SA	SWITZERLAND
Tin	Metallo-Chimique N.V.	BELGIUM
Tin	Minsur	PERU
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA
Tin	EM Vinto	BOLIVIA
Tin	Alpha Metals	UNITED STATES
Gold	Elemetal Refining,LLC	UNITED STATES
Gold	United Precious Metal Refining, Inc	UNITED STATES
Gold	Royal Canadian Mint	CANADA